SO
5/27/03

03015842

VF 5-23-03

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UNITED STATES
...ES AND EXCHANGE COMMISSION
Washington, D.C. 2054~~9~~

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 9 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-51666

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2002** (MM/DD/YY) AND ENDING **12/31/2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: W.H. Stuart & Associates
W. H. Stuart Mutuals, ~~Inc.~~ Ltd.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 Beaver Ruin Road
Suite 200
(No. and Street)

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

Norcross	**Georgia**	**30093**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. M. Stuart **(678) 380-6071**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 9 2003
DIVISION OF MARKET REGULATION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, James H. M. Stuart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **W.H. Stuart Mutuals, Ltd.**, as of **December 31**, 20**02**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. STUART MUTUALS, LTD.

Financial Statements

and Supplemental Schedule

December 31, 2002 and 2001

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
W.H. Stuart Mutuals, Ltd.:

We have audited the accompanying balance sheets of W.H. Stuart Mutuals, Ltd. (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.H. Stuart Mutuals, Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered significant recurring losses and negative cash flows from operations. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
January 31, 2003

W.H. STUART MUTUALS, LTD.

Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Cash	$ 44,739	14,054
Commissions receivable	53,845	54,645
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $7,694 and $6,032	2,494	4,156
Other assets	-	2,536
	$ 101,078	75,391
Liabilities and Shareholders' Equity (Deficit)		
Liabilities:		
Commissions payable	$ 26,780	40,925
Payable to affiliate	10,425	-
Subordinated advance from shareholder	55,000	55,000
Total liabilities	92,205	95,925
Commitments		
Shareholders' equity (deficit):		
Common stock of $.01 par value; 200 shares authorized; 198 shares issued and outstanding	2	2
Additional paid-in capital	969,176	431,276
Accumulated deficit	(960,305)	(451,812)
Total shareholders' equity (deficit)	8,873	(20,534)
	$ 101,078	75,391

See accompanying notes to financial statements and independent accountants' report.

W.H. STUART MUTUALS, LTD.

Statements of Operations

For the Years Ended December 31, 2002 and 2001

		2002	2001
Operating income:			
Commissions	$	972,581	1,496,691
Other income		4,336	1,132
Total operating income		976,917	1,497,823
Operating expenses:			
Commissions		552,877	1,276,132
Management fees to affiliate		783,065	180,800
Selling, general and administrative expenses		149,468	290,867
Total operating expenses		1,485,410	1,747,799
Net loss from operations		(508,493)	(249,976)
Income tax expense		-	59,853
Net loss	$	(508,493)	(309,829)

See accompanying notes to financial statements and independent accountants' report.

W.H. STUART MUTUALS, LTD.

Statements of Shareholders' Equity (Deficit)

For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2000	$ 2	214,982	(141,983)	73,001
Capital contributions	-	216,294	-	216,294
Net loss	-	-	(309,829)	(309,829)
Balance at December 31, 2001	2	431,276	(451,812)	(20,534)
Capital contributions	-	537,900	-	537,900
Net loss	-	-	(508,493)	(508,493)
Balance at December 31, 2002	$ 2	969,176	(960,305)	8,873

See accompanying notes to financial statements and independent accountants' report.

W.H. STUART MUTUALS, LTD.

Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (508,493)	(309,829)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,662	2,771
Change in commissions receivable	800	(14,875)
Change in other assets	2,536	(2,161)
Change in commissions payable	(14,145)	9,109
Increase in payable to affiliate	10,425	-
Decrease in deferred tax asset	-	59,853
Net cash used in operating activities	(507,215)	(255,132)
Cash flows from financing activities consisting of capital contributions	537,900	216,294
Net change in cash	30,685	(38,838)
Cash at beginning of period	14,054	52,892
Cash at end of period	$ 44,739	14,054

SECURITIES AND EXCHANGE COMM. RECEIVED MAY 19 2003 DIVISION OF MARKET REGULATION

See accompanying notes to financial statements and independent accountants' report.

W.H. STUART MUTUALS, LTD.

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business
W.H. Stuart Mutuals, Ltd. (the "Company") is a full service securities brokerage firm, which has been in business since 1998. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in 41 states, and is registered with the NASD as W.H. Stuart Mutuals, Ltd., d/b/a W.H. Stuart & Associates. The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company offers retail sales of mutual funds, variable annuities and variable life insurance policies through registered representatives.

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable
Commissions represent the spread between buy and sell transactions processed and net fees charged to registered representatives on a transaction basis for buy and sell transactions processed. For variable life and annuity products, commissions are a set percentage of premiums paid by the policyholder. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the declining balance method over the estimated useful lives of the assets (five years).

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

(2) **Related Party Transactions**
The Company is affiliated with W.H. Stuart Agencies, Inc. (the "Agency") and W.H. Stuart Mutuals, Ltd. of Canada through common ownership.

(2) **Related Party Transactions, continued**

The Company has a management agreement with the Agency whereby the Agency provides administrative, accounting and other personnel, as well as assists the Company in maintaining its appropriate licenses and registrations. The Agency is also responsible for payment of all expenses except for broker-dealer license fees, NASD fees and any other expenses relating to licensing or compliance. The Agency also provides office space, supplies and equipment that the Company requires in the ordinary course of its business. In return, the Company will pay the Agency a monthly management fee equal to 90% of its prior month's net income, which is calculated excluding the management fee and income taxes. Management fees may be reduced or waived for any month to ensure the Company's net capital does not fall below $30,000, and/or the aggregate indebtedness to net capital ratio does not exceed 1000%. During 2002 and 2001, the Company paid $783,065 and $180,800, respectively, in management fees relating to this agreement.

All variable life and annuity products sold by the Company are submitted through the Agency, and the Company utilizes, free of charge, software developed by W.H. Stuart Mutuals, Ltd. of Canada to process commissions and produce commission statements.

(3) **Liquidity and Going Concern Considerations**

The Company incurred a net loss of $508,493, had negative cash flows from operations for the year ended December 31, 2002 of $507,215, and has accumulated a deficit of $960,305 as of December 31, 2002. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management is in the process of implementing expense reductions to improve operating performance. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(4) **Liabilities Subordinated to the Claims of General Creditors**

At December 31, 2002 and 2001, and for the years then ended, the Company had an advance payable to a shareholder for $55,000 that is subordinated to the claims of general creditors. The advance is non-interest bearing, and the maturity date was extended from September 2002 to September 2005 during 2001 with NASD approval.

(5) **Income Taxes**

The components of income tax expense for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Current	$ -	-
Deferred	(193,227)	(111,836)
Change in valuation allowance	193,227	171,689
	$ -	59,853

The difference between income tax expense computed by applying the statutory federal income tax rate to loss before taxes for the years ended December 31, 2002 and 2001 is due to the change in the valuation allowance on deferred tax assets.

(5) **Income Taxes, continued**

The following summarizes the components of deferred taxes at December 31, 2002 and 2001.

		2002	2001
Gross deferred income tax asset consisting of operating loss carryforwards	$	364,916	171,689
Less valuation allowance		(364,916)	(171,689)
Net deferred tax asset	$	-	-

At December 31, 2002, the Company has recorded a valuation allowance relating to its deferred tax asset in the amount of $364,916 due to the fact that it is more likely than not that the deferred tax asset will not be realized. The realization of this deferred tax asset is dependent on future taxable income.

At December 31, 2002, the Company had net operating loss carryforwards for tax purposes of approximately $960,000. These operating loss carryforwards will begin to expire in 2015 if not previously utilized.

(6) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $61,379, which was $36,379 in excess of its required net capital of $25,000 and the Company's net capital ratio was .61 to 1.

(7) **Commitments**

The Company leases its office space under an operating lease agreement. Total rent expense during 2002 and 2001 was $45,685 and $44,854, respectively. Future minimum rental payments under this lease agreement are as follows:

2003	$	47,056
2004		48,467
2005		49,921
2006		38,501
	$	183,945

The rental expense payable by the Company is subject to the terms of the management agreement discussed in Note 2 above.

SUPPLEMENTAL SCHEDULE

W.H. STUART MUTUALS, LTD.

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Computation of Net Capital:	
Total assets	$ 101,078
Total liabilities	92,205
Net worth	8,873
Non-allowable assets	(2,494)
Tentative net capital	6,379
Subordinated liability	55,000
Net capital	61,379
Minimum net capital	25,000
Excess net capital	$ 36,379
Aggregate indebtedness to net capital ratio:	
Aggregate indebtedness consisting of commissions payable, and intercompany payable excluding subordinated liability	$ 37,205
Net capital	$ 61,379
Ratio	.61 to 1

Reconciliation with the Company's computation of net capital (included in Part II of its FOCUS report as of December 31, 2002):

Net capital, as reported in Part II FOCUS report	$ 54,186
Audit adjustments, net	(5,531)
Net capital per above	$ 61,379

Porter Keadle Moore, LLP

Independent Accountants' Report on Internal Control Procedures

To the Board of Directors and Shareholders
W.H. Stuart Mutuals, Ltd.:

In planning and performing our audit of the financial statements and supplemental schedule of W.H. Stuart Mutuals, Ltd. (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
January 31, 2003